PRESS RELEASE FOR IMMEDIATE RELEASE

Longueuil, August 5, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR REPORTS SECOND QUARTER RESULTS

HIGHLIGHTS

  Revenues of $89.4 million, up 14%
  Cash flow from operating activities of $11.3 million, up 18%
  Net earnings of $1.0 million
  Strong operating results at the Rosebel mine
  Gold hedging reduced by 18% during past 6 months

Cambior Inc. (TSX & AMEX:CBJ) reports net earnings of $1.0 million for the second quarter of 2005 compared to $1.7 million for the same period last year. Revenues for the second quarter totalled $89.4 million, 14.2% higher than in 2004 as a result of the consolidation of the ownership of the Niobec Mine in July 2004 and the initiation of bauxite mining activities in Guyana in December 2004.

Louis P. Gignac, President and Chief Executive Officer of Cambior stated, "Our gold production is on target, following another strong quarter at Rosebel, but we continue to be affected by increasing costs due to increased prices for energy and other raw materials, the strength of the Canadian dollar and the shortage of qualified miners at our Sleeping Giant and Mouska mines. During the quarter, we continued to make progress on increasing our reserve base and developing new projects to complement the Rosebel operation."

For the six months ended June 30, 2005, net earnings amounted to $2.6 million and revenues to $180.3 million, compared to $9.0 million and $138.3 million respectively in the first half of 2004. The decrease in net earnings of $6.4 million is mainly due to a variation in the tax provision of $8.5 million, following the recognition, in the first quarter of 2004, of a tax benefit for previously incurred losses at Rosebel.

GOLD MARKET

The gold market remained strong with price averaging $427 per ounce for the second quarter and year-to-date compared to $393 and $401 respectively for the corresponding periods of 2004. As previously outlined, Cambior benefited from increase exposure to market price realizing an average price of $400 per ounce the first half of 2005 compared to $362 per ounce in 2004.

The Company further reduced its gold sales commitment through the delivery of 26,000 ounces of gold against the prepaid gold forward sales agreement and the closure, in the second quarter, of 9,500 ounces hedged. The gold delivery commitments stand at 169,000 ounces, a decrease of 17.6% since December 31, 2004.

PRODUCTION HIGHLIGHTS

Cambior produced 172,000 ounces at a mine operating cost of $273 per ounce in the second quarter of 2005, compared to 193,000 ounces at $226 per ounce in the corresponding period of 2004. For the first six months, gold production was 338,000 ounces at $271 per ounce compared to 345,000 ounces at $232 per ounce in 2004. The lower gold output in the second quarter is attributable to the termination of mining at Omai's Fennell pit in September 2004 and the subsequent processing of the low grade stockpile. Mining operations continue to be affected by higher costs, mainly fuel and raw materials, and by the stronger Canadian dollar.

Rosebel - Continued Strong Contribution

The Rosebel mine in Suriname maintained a strong contribution to Cambior's results by producing 89,600 ounces at a mine operating cost of $190 per ounce in the second quarter. Some 1.8 million tonnes (19,425 tonnes of ore per day at an average grade of 1.68 g Au/t) were processed during the period, compared to 1.3 million tonnes (14,467 tonnes per day at an average grade of 2.0 g Au/t) for a gold output of 74,100 ounces at an average cost of $160 per ounce in the second quarter of 2004. The ore processed was from the Pay Caro and Royal Hill pits. During the first six months of 2005, the mill throughput averaged 19,915 tonnes per day and yielded some 177,600 ounces of gold, compared to 101,400 ounces in the first half of 2004. The mill commenced commercial production on February 11, 2004. During the quarter, the capacity of the mining fleet was increased with the acquisition of a shovel, five haulage trucks and other ancillary equipment to increase mining capacity in accordance with the higher mill throughput. The Rosebel Phase 2 construction, consisting mostly of the crusher system to handle the hard-rock ore and the effluent treatment system, was completed at a final cost of $16.5 million, some $2.5 million below budget.

Production at Omai consisted of the processing of 1.3 million tonnes of low grade stockpiled ore accumulated in the early years of operations, yielding 33,800 ounces at a mine operating cost of $362 per ounce. In the second quarter of 2004, Omai contributed 67,000 ounces at a cost of $225 per ounce. Its year-to-date contribution is 68,100 ounces at a cost of $350 per ounce compared to 139,000 ounces at $216 per ounce in 2004. The 2004 figures relate to on-going mining operations from the Fennell pit which was fully depleted in September 2004. Since about 45% of current operating costs are fuel for power and mobile equipment, operating costs at Omai were strongly affected by high oil prices. Omai will cease its operations in late September 2005 following depletion of all available reserves. Closure activities are progressing according to plan, and facilities and equipment will be transferred to other Cambior operations and projects within the next 18 months, or sold to third parties.

For the second quarter of 2005, the Doyon Division produced 39,400 ounces at a mine operating cost of $345 per ounce, compared to 42,800 ounces at a cost of $334 per ounce in the corresponding period of 2004. Year-to-date production was 76,500 ounces at a cost of $359 per ounce versus 86,300 ounces at $330 per ounce for 2004. The tonnage processed was substantially lower in 2005 following the significant reorganization at Doyon in September 2004, and the grade processed improved by 47% due to the resumption of the processing of Mouska ore following the completion of the shaft deepening project in October 2004. Continued efforts are being deployed at the Doyon Division to enhance profitability and ensure a safe operation.

During the semester, higher operating costs combined with more conservative mining recovery of crown pillar and sill pillars based on recent geomechanics technical studies have resulted in the reclassification of some 90,000 ounces from the proven and probable category to resources. Disappointing results in the Doyon area are being partially offset by positive reserve development results at Mouska. The Company is also committing substantial investment on regional exploration at its Westwood-Mooshla Project located on the Doyon property.

Since the 30% reduction in underground production and the major restructuring at the Doyon Mine in September 2004, the production results of the Doyon Division have improved steadily quarter over quarter:

				Mine Operating
	Tonnage Milled	Grade	Production	Costs
	(t)	(g Au/t)	(oz Au)	($/oz)
4Q 2004	202,000	5.0	31,300	430
1Q 2005	194,600	6.2	37,100	374
2Q 2005	196,400	6.5	39,400	345

A special tribute must be made to our Doyon personnel for their determination in recovering from a very difficult situation.

Production at Sleeping Giant totalled 9,200 ounces during the second quarter of 2005 at a mine operating cost of $439 per ounce compared to 9,100 ounces at a cost of $260 in the second quarter of 2004. For the year-to-date, the mine produced 16,300 ounces at a mine operating cost of $407 ounce, versus 17,800 ounces at a cost of $282 per ounce for the corresponding period of 2004. The results reflect Cambior's increased ownership in the mine to 100% effective April 30, 2005. The disappointing performance at Sleeping Giant results from extremely high employee turnover and shortage of experienced miners since it is a relatively remote mining operation. Measures have been implemented to increase recruitment and train a large number of young miners. We anticipate that the Sleeping Giant operations will continue to be affected throughout 2005, but will progressively recover from this new problem.

Non-Gold

Sales from the Niobec Division amounted to $12.2 million for the second quarter of 2005 and $24.9 million for the year-to-date compared to $6.9 million and $12.9 million, respectively, in the corresponding 2004 periods. The increase in revenues is attributable to the acquisition of the remaining 50% interest in the Niobec mine on July 2, 2004. The profitability of Niobec has been impacted by the strength of the Canadian dollar, major hoist, bin and headframe repairs, production disturbance and commissioning efforts at the expanded plant. Investments were made to optimize the performance of the plant and increase recovery at the concentator.

At Omai Bauxite Mining Inc., efforts were concentrated on the rehabilitation of Kiln 14 and the commissioning of the gensets relocated from Omai Gold Mines Limited. Sales from the quarter amounted to $7.3 million, less than planned, due to delays in vessels reaching Linden for product shipments. The mine incurred a loss of $437,000 during the quarter due to high fuel prices and maintenance costs.

With the commissioning of the expansion at Niobec, rehabilitation of Kiln 14 and the gensets being available for the full period at Omai Bauxite, it is expected that the non-gold assets will generate improved operating results in the second half of 2005.

Cash Flow from Operating Activities

The cash flow from operating activities amounted to $11.3 million in the second quarter of 2005 compared to $9.6 million in the same quarter of 2004. The results included an investment in working capital of $3.4 million due to delays in bauxite shipments and the recovery of VAT taxes in Canada. For the year-to-date, cash flows from operating activities amounted to $22.9 million, 32% higher than the corresponding period in 2004.

EXPLORATION AND BUSINESS DEVELOPMENT

Cambior focused its efforts on reserve development and acquisition of new deposits. The main activities during the second quarter of 2005 included:

Camp Caiman - French Guiana

Work progressed on the preparation of the Camp Caiman feasibility study for submission to Cambior's Board of Directors in August 2005. The applications for operating permits for mining, processing and tailings disposal were submitted to the authorities. Management has had discussions with various stakeholders to improve the economic returns and secure the required authorizations for the project release.

Sarakreek Project - Suriname

The Company entered into an option agreement with two parties to acquire an interest of 75% in the Tapanahony (75,000 hectares) and Sarakreek (80,000 hectares) properties located some 75 kilometres south of the Rosebel project. The acquisition is subject to option payments and exploration work commitments to be invested over the next three years.

La Arena and El Toro - Peru

Work continued at the La Arena-El Toro project in the Huamachuco area in Peru. In early May 2005, Cambior announced measured and indicated resources of 23.8 million tonnes at La Arena at a grade of 0.70 g Au/t, representing approximately 536,000 ounces. The estimate was based on a gold price of $400 per ounce.

Recent work on the El Toro project including trenching, tunnel sampling and some 6,000 m of diamond drilling showed the presence of oxide mineralization with characteristics similar to La Arena. Additional work is required to estimate measured and indicated resources.

The encouraging results to date has led Cambior to approve an additional budget of $4.4M, to add some 26,000 metres of drilling, initiate pre-feasibility work on La Arena and complete additional work on El Toro. Included in this additional budget, Cambior will also investigate the Copper-Gold potential of the La Arena and El Alisar porphyries on which previous diamond drilling outlined positive results.

These new resources were estimated during the spring of 2005 under the supervision of Francis Clouston, P.Eng., Cambior Manager of Project Evaluations, in accordance with the Canadian Institute of Mining's "Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines" of 2003. Mr. Francis Clouston is a "Qualified Person" and has been employed by Cambior for nine years.

Mr. Gignac further noted, "We are focused on increasing our gold output and reserves through organic growth and acquisitions and are pleased that our investments in exploration and development are providing positive results to our shareholders".

Consolidated Financial Statements

The unaudited consolidated financial statements and the Management's Discussion and Analysis (MD&A) along with explanatory notes for the second quarter are available in PDF format on Cambior's website at www.cambior.com or through the CCNMatthews website at www.ccnmatthews.com.

Reminder for the Second Quarter 2005 Results Conference Call

Cambior will host a conference call on Monday, August 8, 2005 at 10:00 a.m., local time, to discuss its second quarter results.

Financial analysts are invited to participate in the call by dialling 1-800-291-5032 in North America or , outside of North America, please dial (416) 641-6697. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21250474. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C" and "CBJ.WT.D", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, its anticipated benefits and the use of proceeds resulting thereof, in particular, the anticipated improvements at the Doyon mine, the Niobec Division and the bauxite operations, the reduction of hedging, future commercial production, sales and financial results, construction and production targets and timetables, the evolution of mineral reserves and resources, mine operating costs, in particular, the continued impact of the fuel price, the strength of the Canadian currency and the cost of raw materials, capital expenditures, work programs, development plans, and exploration programs, objectives and budgets. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, exploration risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves, requirement of additional financing or additional permits, authorizations or licences, risks of hedging strategies, risks of delays in construction and production and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information please contact:

CAMBIOR INC.
Bryan A. Coates
Vice President Finance and
Chief Financial Officer
Direct line: (450) 677-2912
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-13

HIGHLIGHTS

	Second Quarter ended		First Half ended
(unaudited)	June 30,		June 30,
(All amounts are in US dollars)	2005	2004	2005	2004
RESULTS (in millions of $)
Revenues	89.4	78.3	180.3	138.3
Cash flow from operating activities	11.3	9.6	22.9	17.4
Net earnings	1.0	1.7	2.6	9.0
PER SHARE ($)
Net earnings	0.00	0.01	0.01	0.04
Basic weighted average number of
common shares outstanding (in millions)	274.3	241.8	274.2	241.4
GOLD PRODUCTION
Number of ounces produced (000)	172	193	338	345
Realized gold price ($ per ounce)	400	361	400	362
Mine operating costs ($ per ounce)	273	226	271	232

	June 30,	December 31,
	2005	2004
FINANCIAL POSITION (in millions of $)
Cash and short-term investments	22	55
Total assets	590	590
Shareholders' equity	376	375
Total number of shares outstanding (in millions)	274.3	274.2

	Second Quarter		First Half
GOLD PRODUCTION STATISTICS	ended June 30,		ended June 30,
(unaudited)	2005	2004	2005	2004

Rosebel (100%) (1)
Production (ounces)	89,600	74,100	177,600	101,400
Tonnage milled (t)	1,764,700	1,316,500	3,604,700	1,985,700
Grade milled (g Au/t)	1.68	2.00	1.61	1.86
Recovery (%)	94	93	94	92
Mine operating costs ($ per tonne milled)	10	9	9	8
Mine operating costs ($ per ounce)	190	160	190	161
Depreciation, depletion and amortization ($ per ounce)	62	84	64	73

OMAI (100%)
Production (ounces)	33,800	67,000	68,100	139,000
Tonnage milled (t)	1,286,700	1,385,000	2,561,800	2,774,400
Grade milled (g Au/t)	0.90	1.61	0.91	1.67
Recovery (%)	91	93	91	93
Mine operating costs ($ per tonne milled)	10	11	10	11
Mine operating costs ($ per ounce)	362	225	350	216
Depreciation, depletion and amortization ($ per ounce)	35	37	35	38

Doyon Division (2)
Production (ounces)	39,400	42,800	76,500	86,300
Tonnage milled (t)
Underground mines	190,700	269,400	385,300	572,900
Pit and low grade stockpile	5,700	45,000	5,700	74,000
Total	196,400	314,400	391,000	646,900
Grade milled (g Au/t)
Underground mines	6.6	4.8	6.4	4.7
Pit and low grade stockpile	1.0	1.8	1.0	1.5
Average	6.5	4.4	6.3	4.3
Recovery (%)	96	96	96	96
Mine operating costs ($ per tonne milled)	69	45	70	44
Mine operating costs ($ per ounce)	345	334	359	330
Depreciation, depletion and amortization ($ per ounce)	84	89	81	88
Sleeping Giant(3)
Production (ounces)	9,200	9,100	16,300	17,800
Tonnage milled (t)	26,400	25,300	47,800	49,000
Grade milled (g Au/t)	11.2	11.4	10.9	11.6
Recovery (%)	97	97	97	97
Mine operating costs ($ per tonne milled)	152	93	139	102
Mine operating costs ($ per ounce)	439	260	407	282
Depreciation, depletion and amortization ($ per ounce)	105	59	108	62

TOTAL GOLD PRODUCTION (ounces)	172,000	193,000	338,500	344,500
MINE OPERATING COSTS ($ per ounce)	273	226	271	232

(1) Production began in February 2004.

(2) Includes the Doyon and Mouska mines. Production from Mouska was temporarily suspended in late December 2003 to allow for shaft deepening. Production resumed in October 2004.

(3) On April 30, 2005, Cambior purchased the remaining 50% interest in the Sleeping Giant mine. Before that date, it was a 50% ownership through a joint venture.

GOLD PRODUCTION STATISTICS (continued)

	Second Quarter		First Half
CONSOLIDATED GOLD PRODUCTION COSTS	ended June 30,		ended June 30,
($ per ounce) (unaudited)	2005	2004	2005	2004
Direct mining costs	272	218	270	223
Deferred stripping costs	-	7	-	9
Refining and transportation	2	3	2	2
By-product credits	(1)	(2)	(1)	(2)
Mine operating costs	273	226	271	232
Royalties	12	11	12	12
Total operating costs	285	237	283	244
Depreciation, depletion and amortization	64	68	64	62
Restoration	2	-	2	2
Total production costs	351	305	349	308

Second Quarter 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis (MD&A) should be read in conjunction with the MD&A for the year ended December 31, 2004, the Company's annual audited consolidated financial statements, the notes relating thereto, supplementary financial information included in the Company's Annual Report, and the quarterly unaudited financial statements and notes contained in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The reporting currency for the Company is the US dollar, and all amounts in the following discussion are in US dollars unless otherwise noted.

Caution concerning forward-looking statements

This MD&A contains certain "forward-looking statements", including, but not limited to, the statements regarding the Company's strategic plans, use of hedging and non-hedge derivative instruments, future commercial production, production targets, timetables, mine operating costs, capital expenditures, work programs, exploration, objectives, programmes and budgets, mineral reserve and resource estimates, anticipated operational improvements and outlook. Forward-looking statements express, as at the date of this MD&A, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, many of which are beyond the Company's control, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, exploration risks, uncertainty as to estimation of mineral reserves and resources, requirement of additional financing, risk related to hedging and non-hedge derivative instruments, risks of delays in construction, production or obtaining permits and other risks more fully described in the Company's Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well at the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). The reader is cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any forward-looking statement that is contained in this MD&A.

Cambior Inc.

During the second quarter of 2005, highlights included:

  Revenues of $89.4 million, up 14.2%;
  Cash flow from operating activities of $11.3 million, up 18%;
  Net earnings of $1.0 million;
  Continued strong operating results and reserve increase at the Rosebel mine;
  Gold hedging reduced by 17.6% during the past 6 months.

CONSOLIDATED OPERATIONS

During the second quarter of 2005, Cambior realized net earnings of $1.0 million ($0.00 per share) compared to 1.7 million ($0.01 per share) in the second quarter of 2004. The net earnings decreased in 2005 compared to 2004 mainly as a result of higher operating costs.

During the first half of 2005, Cambior realized net earnings of $2.6 million ($0.01 per share) compared to $9.0 millions ($0.04 per share) in the first half of 2004.

The table below summarizes the operating profit from mining operations and indicates the net earnings in accordance with Canadian GAAP:

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in millions of $)	2005	2004	2005	2004
Revenues - Mining operations	89.2	78.2	179.5	137.8
Operating costs	62.9	49.6	124.5	92.2
Refining and transportation	2.9	0.8	5.2	1.4
Royalties	3.2	3.0	6.2	5.1
Mining operations	69.0	53.4	135.9	98.7
Depreciation, depletion and amortization	12.0	12.8	23.6	21.2
Total mine expenses	81.0	66.2	159.5	119.9
Operating profit	8.2	12.0	20.0	17.9
Net earnings	1.0	1.7	2.6	9.0

The second quarter operating profit was $3.8 million lower than in 2004 due to 22,100 less ounces of gold being sold, higher operating costs of the Company's gold operations and a stronger Canadian dollar compared to last year.

For the year-to-date, the operating profit was 11,7% higher mainly as a result of higher gold sales as the Rosebel operations only commenced operating in February 11, 2004.

REVENUES

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
Ounces of gold sold	172,100	194,200	347,000	338,300
Revenues (in millions of $)
Gold	69.1	70.0	139.4	122.6
Non-gold	20.1	8.1	40.1	15.2
Investment and other income	0.2	0.2	0.8	0.5
Total	89.4	78.3	180.3	138.3

For the second quarter of 2005, revenues totalled $89.4 million compared to $78.3 million for the corresponding quarter of 2004 due to:

  Gold sales totalled 172,100 ounces compared to 194,200 ounces sold during the corresponding period in 2004. The Company sold 22,100 less ounces (11%) mainly due to the planned reduction at Omai following depletion of the Fennel pit and the reduced throughput at Doyon partially offset by higher sales from Rosebel;

  Higher realized gold prices;

  The non-gold sales are $12.0 million and $24.9 million higher than the previous year's quarter and year to date respectively as a result of the impact of the acquisition of the remaining 50% interest in Niobec on July 2, 2004 and the production from the Omai Bauxite Mining Inc. which was formed in December 2004.

REVENUES (continued)

The accounting realized price per ounce of gold sold amounted to $400 compared to $361 in the second quarter of 2004. The average market price per ounce of gold was $427 for the quarter in line with the Cambior gold sales price, versus $393 in the corresponding period of 2004. As predicted, the lower accounting realized price, compared to the market price, is due to the delivery of gold under the prepaid gold forward sales agreement and to the recognition of deferred losses, at the original designation date, related to the closure of gold hedging commitments in 2004. However, with respect to such hedge closures, the full exposure to the market price was beneficial to the Company since the market price exceeded the closure price of these hedge positions.

EXPENSES

Mine operating costs in the second quarter of 2005 totalled $69.0 million, compared to $53.4 million incurred during the corresponding quarter of 2004 due to the impact of the full ownership of Niobec acquired in mid-2004 and of Sleeping Giant acquired in April 2005 and, the privatization of the Linden bauxite operation in December 2004. The strengthening of the Canadian dollar from an average of 1.3592 C$/US$ in the second quarter for 2004 to an average of 1.2439 C$/US$ in the second quarter of 2005 also added $2.5 million to mine operating costs. In terms of unit costs, gold mining operating costs were $273 per ounce in 2005, higher than the $226 per ounce for the second quarter of 2004 due to higher fuel price and consumption, higher explosive and other supplies costs and the strengthening of the Canadian dollar.

Gold production and unit mine operating costs were:

	Second Quarter ended June 30,				First Half ended June 30,
	2005		2004		2005		2004
		Mine		Mine		Mine		Mine
		operating		operating		operating		operating
	Ounces	costs	Ounces	costs	Ounces	costs	Ounces	costs
	produced	($/ounce)	produced	($/ounce)	produced	($/ounce)	produced	($/ounce)
Rosebel (100%)	89,600	190	74,100	160	177,600	190	101,400	161
Omai mine	33,800	362	67,000	225	68,100	350	139,000	216
Doyon Division	39,400	345	42,800	334	76,500	359	86,300	330
Sleeping Giant mine(1)	9,200	439	9,100	260	16,300	407	17,800	282
	172,000	273	193,000	226	338,500	271	344,500	232

(1) On April 30, 2005, Cambior purchased the remaining 50% interest in the Sleeping Giant mine. Before that date, it was a 50% ownership through a joint venture.

During the second quarter, the profit contribution from the non-gold operations was minimal due to delays in bauxite shipments caused by the unavailability of vessels, higher fuel price, major maintenance on the production facilities and modification to the concentrator as part of the expansion program at Niobec. With the commissioning of the expansion at Niobec, rehabilitation of Kiln 14 and the gensets being available for the full period at Omai Bauxite, it is expected that the non-gold assets will generate improved operating results in the second half of 2005.

Cambior continues to aggressively pursue the identification of new reserves and resources through an investment program in exploration and business development. During the second quarter of 2005, total investments in this area amounted to $8.1 million, including $1.0 million being expensed in grassroot projects, versus $ 6.3 million and $2.2 million respectively in the second quarter of 2004. During the first half of 2005, exploration and business development expenditures amounted to $15.9 million including $2.2 million being expensed in grassroot projects, versus $12.7 million and $3.9 million respectively in the first half of 2004. The main focus during the first half of 2005 was the completion of operating permit applications and continued work on the Camp Caiman feasibility study scheduled to be released in the third quarter, and drilling at Rosebel and on the La Arena / El Toro Project. These expenditures resulted in additional reserves at Rosebel of 265,000 ounces compared to December 31, 2004 reserves. More conservative mining recovery factors in the crown pillar and sill pillars and increased operating costs reduced reserves by 118,000 ounces of gold during the first half of 2005 at the Doyon Mine; however, additional drilling and development increased high grade reserves by 28,000 ounces at the Mouska Mine for a net decrease of 90,000 ounces at the Doyon division.

General and administrative expenses were $2.5 million during the second quarter of 2005 and 2004, and amounted to $5.6 million during the first half of 2005 compared to $4.9 million in 2004. The increase costs are explained by the stronger Canadian dollar and the Sarbanes-Oxley 404 Internal Control Certification Process.

EXPENSES (continued)

Financial expenses in the first half of 2005 were $2.0 million compared to $1.4 million in the first half of 2004. In addition, financial expenses of $0.3 million were capitalized during the first half of 2005 compared to $0.5 million for the same period in 2004.

The Company is subject to income and mining taxes in the jurisdictions where it operates. The calculation of these taxes is based on profitability and may, in some cases, include minimum taxes such as tax on large corporations in Canada. It should be noted that taxes are calculated at the entity level and cumulated for consolidated financial reporting purposes. During the second quarter of 2005, mainly due to the strong performance at Rosebel, the Company registered future income taxes of $3.7 million. Furthermore, in conjunction with the filing of its annual income tax returns for the fiscal 2004 year-end in Canada, the Company registered a recovery of income and mining taxes for $1.4 million.

GOLD MARKETING

Cambior's hedging commitments decreased by 36,000 ounces of gold compared to its position at December 31, 2004 due to the delivery of gold under the prepaid gold forward sales agreement and to the closure of 10,000 ounces in hedges.

At June 30, 2005, the fair value of the total gold delivery commitments, excluding the prepaid gold sales agreement, was a negative value of $20.0 million. The details of the hedging portfolio as of June 30, 2005, are included in Note 17 of the attached unaudited interim consolidated financial statements.

The market valuation is calculated using forward rates considering market prices, interest rates, gold lease rate and volatilities. Forward transactions for which the quantity, price and timing of delivery are fixed are accounted for under the hedge accounting method. Transactions for which any key component (price, delivery date, quantity) is uncertain do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives". Any variation in the mark-to-market valuations of the instruments used for such transactions is included in the Consolidated Statement of Operations. In conjunction with the impairment loss of the Doyon mine on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption totalling $14.3 million. As at June 30, 2005, an amount of $13.5 million remained as a liability on the balance sheet for such outstanding derivatives.

The table below summarizes the mark-to-market valuations and their impact on earnings in the various periods:

	June 30,	December 31,
(in millions of $)	2005	2004
Mark-to-market value of:
Hedge derivative instruments - Forwards	(21.4)	(23.0)
Non-hedge derivative instruments	1.4	1.5
Estimated mark-to-market value	(20.0)	(21.5)
Recognized on the balance sheet:
Forwards - Doyon future gold production included
in the impairment loss in December 2004	(13.5)	(14.3)
Non-hedge derivative instruments	1.4	1.5
	(12.1)	(12.8)
Off-balance sheet - Fair value of forwards	(7.9)	(8.7)

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in millions of $)	2005	2004	2005	2004
Impact on earnings of variation of the mark-to-market value of non-hedge derivative instruments
Mark-to-market value at the end of period	1.4	(3.4)	1.4	(3.4)
Mark-to-market value at the beginning of period	1.1	(3.5)	1.5	(7.8)
	0.3	0.1	(0.1)	4.4
Loss arising from the exercise of call options sold and
gold purchase commitments	-	(2.1)	-	(3.8)
Non-hedge derivative gain (loss)(1)	0.3	(2.0)	(0.1)	0.6

(1) See Note 17 of the attached unaudited interim consolidated financial statements.

CONSOLIDATED CASH FLOWS

Operating activities

The operations generated cash flows of $14.8 million, which were reduced by $3.4 million due to an increase in working capital, resulting in a cash flow from operating activities of $11.3 million during the second quarter of 2005, compared to $9.6 million in the corresponding period in 2004. The second quarter changes in non-cash working capital items are mainly due to high product inventories caused by delays in bauxite shipments and late recovery of VAT taxes.

For the first half of 2005, cash flows from operating activities were $22.9 million compared to $17.4 million for the first half of 2004.

Investing activities

Investment in property, plant and equipment for the second quarter of 2005 totalled $32.0 million compared to $18.1 million for the same period in 2004. These investments totalled $57.1 million during the first half of 2005 compared to $47.0 million during the first half of 2004. Investments in the second quarter were principally for the Rosebel Phase II construction ($1.9 million), mining equipment for increased operating rate and reserves development drilling at Rosebel ($9.0 million) optimization and expansion at Niobec ($3.8 million), underground development and reserves development at the Doyon Division ($2.5 million), development drilling and feasibility study at the Camp Caiman project in French Guiana ($1.9 million), Phase I rehabilitation at Omai Bauxite Mining ($7.7 million), and power plant completion at Omai Services ($1.8 million).

Consolidation of the ownership of the Sleeping Giant mine

Effective April 30, 2005, the Company purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4.1 million (C$5.2 million). The transaction was accounted as an acquisition of assets. Activities of this remaining 50% interest have been accounted for in Cambior's results since May 1st, 2005.

The value of the net assets acquired has been established as follows:

(in millions of $)
Current assets	0.6
Investment	0.8
Property, plant and equipment (1)	6.0
Total assets acquired	7.4
Current liabilities	1.6
Liability for asset retirement obligations and others	1.6
Assumption of long-term debt	0.1
Total liabilities assumed	3.3
Net assets acquired	4.1

Consideration
Net disbursement	4.1

Investing activities in the cash flows statement only include the cash impact of this transaction.

(1) Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.

Short-Term Investments

As part of its cash management strategy, the Company invests its excess cash resources in short-term deposits and commercial papers with a maturity of in excess of 90 days. In accordance with accounting pronouncements, these are classified as short-term investments. As the investments matured, the proceeds of $23.1 million were added to the cash balance during the second quarter of 2005 ($33.8 million during the first half of 2005) compared to respectively $8.0 million and $66.8 million in 2004.

Investments

From time to time, the Company invests in marketable securities of other mining and exploration companies with a potential for capital appreciation. Net proceeds from disposal of investments amounted to $0.7 million during the second quarter of 2005, and $0.8 million during the first half of 2005 compared to investments of respectively $1.0 million and $8.1 million in 2004.

Financing activities

As scheduled, the Company reimbursed $4.5 million under its 2003 Credit facility ($9.0 million during the first half of 2005). During the second quarter, the Company also reimbursed $0.5 million under its obligation under capital leases. During the first quarter of 2005, an amount of $1.0 million was reimbursed under the balance of purchase price - Rosebel. The Company borrowed $7.8 million ($9.4 million during the first half of 2005) under a commitment received by Omai Bauxite Mining Inc. (OBMI), a company owned 70% by Cambior and 30% by the Government of Guyana, for a $10.0 million credit facility from a Caribbean financial institution. The Company also borrowed $6.9 million under another commitment received by Omai Services Inc. (OSI), a company owned 100% by Cambior, from the same financial institution (see Note 9 of the attached unaudited consolidated financial statements).

Carlota project to be sold

On April 19, 2005, Cambior announced that its Board of Directors has approved the disposal of the Carlota project. Since then, management is seeking proposals from interested parties for the sale of the Carlota project. The proceeds from the sale of this non-core asset will be redeployed to fund the development of Cambior's gold projects and to earn participation in new gold properties.

The carrying value of the Carlota project totalling $24.8 million as at June 30, 2005, previously grouped within property, plant and equipment, is now classified as assets held for sale on the consolidated balance sheet. Since all expenditures related to the Carlota project are capitalized in the first half of 2005 and in 2004, no result of operations is reported in discontinued operations in the consolidated statement of operations. Cash and cash equivalents used by discontinued operations are as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
(in millions of $)	2005	2004	2005	2004
Investing activities	(0.9)	(0.5)	(1.3)	(1.1)

CONSOLIDATED BALANCE SHEETS

The Company's assets totalled $590.2 million at June 30, 2005, compared to $589.9 million at December 31, 2004. Property, plant and equipment totalled $431.7 million compared to $398.2 million at December 31, 2004. Assets held for sale totalled $24.8 million as at June 30, 2005.

Cash and short-term investments of $22.2 million, were down by $32.7 million from the end of 2004 due to investing activities partially offset by cash flow from operating activities.

The net debt position is as follows:

	June 30,	December 31,
(in millions of $)	2005	2004
Cash and short-term investments	22.2	54.9
Long-term debt	(71.4)	(65.2)
Net debt	(49.2)	(10.3)

Shareholders' equity totalled $375.8 million as at June 30, 2005, compared a total of $375.0 million at the end of December 2004.

RISKS

By the very nature of its activities, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, establishing and maintaining internationally-recognized standards, causing independent audits to be performed and purchasing insurance policies, these risks cannot be eliminated. Thus, readers are urged to read and consider the risk factors more particularly described in the Company's Annual Report and its Annual Information Form.

Longueuil
August 5, 2005

	Second Quarter		First Half
CONSOLIDATED OPERATIONS	ended June 30,		ended June 30,
(unaudited)	2005	2004	2005	2004
(in thousands of United States dollars, except for amounts per share)	$	$	$	$
REVENUES
Mining operations	89,186	78,157	179,520	137,800
Investment and other income	170	172	780	457
	89,356	78,329	180,300	138,257
EXPENSES
Mining operations	69,054	53,381	135,910	98,651
Depreciation, depletion and amortization	12,010	12,850	23,636	21,238
Exploration and business development	1,014	2,156	2,171	3,922
General and administrative	2,482	2,510	5,632	4,870
Financial expenses	1,005	845	1,962	1,436
Stock-based compensation costs (Note 15)	475	399	836	621
Loss on foreign exchange	8	376	31	920
	86,048	72,517	170,178	131,658
Earnings before the undernoted items	3,308	5,812	10,122	6,599
Non-hedge derivative gain (loss) (Note 17)	249	(1,957)	(173)	614
Income and mining taxes (Note 16)	(2,319)	(2,127)	(6,674)	1,800
Non-controlling interest	(241)	-	(661)	-
Net earnings	997	1,728	2,614	9,013
Basic net earnings per share	0.00	0.01	0.01	0.04
Diluted net earnings per share	0.00	0.01	0.01	0.04
Basic weighted average number of common shares
outstanding (in thousands) (Note 14)	274,275	241,775	274,243	241,367
Diluted weighted average number of common shares
outstanding (in thousands) (Note 14)	275,506	244,836	275,885	244,351

The accompanying notes are an integral part of the interim consolidated financial statements.

	Second Quarter		First Half
CONSOLIDATED CONTRIBUTED SURPLUS	ended June 30,		ended June 30,
(unaudited)	2005	2004	2005	2004
(in thousands of United States dollars)	$	$	$	$
Balance, beginning of period	17,371	15,849	17,039	15,661
Stock-based compensation costs	475	399	836	621
Fair value of options exercised	(36)	(36)	(65)	(70)
Balance, end of period	17,810	16,212	17,810	16,212

CONSOLIDATED DEFICIT
(unaudited)
(in thousands of United States dollars)
Balance, beginning of period	(202,863)	(117,534)	(204,477)	(124,797)
Net earnings	997	1,728	2,614	9,013
Share and warrant issue expenses, net of income tax	(63)	(1,050)	(66)	(1,072)
Balance, end of period	(201,929)	(116,856)	(201,929)	(116,856)

The accompanying notes are an integral part of the interim consolidated financial statements.

	Second Quarter		First Half
CONSOLIDATED CASH FLOWS	ended June 30,		ended June 30,
(unaudited)	2005	2004	2005	2004
(in thousands of United States dollars)	$	$	$	$

OPERATING ACTIVITIES
Net earnings	997	1,728	2,614	9,013
Disbursement - asset retirement obligations	(550)	-	(703)	-
Non-cash items
Deferred revenue - Delivery of gold on the prepaid
forward (Note 10)	(3,055)	(3,054)	(6,111)	(6,111)
Depreciation, depletion and amortization	12,010	12,850	23,636	21,238
Amortization of deferred stripping costs	-	1,678	-	3,500
Accretion expense-asset retirement obligations (Note 12)	487	66	967	764
Amortization of deferred gains/losses	789	(1,543)	1,736	(2,462)
Unrealized non-hedge derivative loss (gain) (Note 17)	(249)	(82)	173	(4,419)
Stock-based compensation costs	475	399	836	621
Future income taxes (recovery) (Note 16)	3,694	2,099	7,980	(1,909)
Non-controlling interest	241	-	661	-
Others	(60)	124	179	279
	14,779	14,265	31,968	20,514
Changes in non-cash working capital items (Note 4)	(3,442)	(4,684)	(9,076)	(3,157)
Cash flow from operating activities	11,337	9,581	22,892	17,357

INVESTING ACTIVITIES
Short-term investments (Note 5)	23,080	8,036	33,846	66,770
Investments	724	(1,039)	804	(8,148)
Acquisition of assets and businesses (Note 7)	(4,136)	-	(4,136)	-
Property, plant and equipment	(32,015)	(18,116)	(57,052)	(46,976)
Cash flow from (used in) investing activities	(12,347)	(11,119)	(26,538)	11,646

FINANCING ACTIVITIES
Long-term debt - Borrowings	14,718	-	16,359	394
Long-term debt - Repayments	(5,113)	(69)	(10,809)	(1,129)
Deferred charges	-	-	13	(23)
Common shares issued net of issue expenses	6	1,898	58	2,458
Cash flow from financing activities	9,611	1,829	5,621	1,700
Effect of changes in the exchange rate on cash held in foreign
currency	(606)	(2)	(783)	(193)

Net increase in cash and cash equivalents	7,995	289	1,192	30,510
Cash and cash equivalents, beginning of period	14,217	58,671	21,020	28,450
Cash and cash equivalents, end of period (Note 5)	22,212	58,960	22,212	58,960

The accompanying notes are an integral part of the interim consolidated financial statements.

CONSOLIDATED BALANCE SHEETS	June 30,	December 31,
(unaudited)	2005	2004
(in thousands of United States dollars)	$	$

ASSETS
Current assets
Cash and short-term investments (Note 5)	22,212	54,866
Receivables	25,531	22,227
Production inventories	13,263	13,691
Supplies inventory and prepaid expenses	46,412	37,903
Current portion of deferred losses (Note 11)	-	4,646
Fair value of non-hedge derivatives (Note 17)	1,376	1,549
Future income tax assets	4,429	12,985
	113,223	147,867
Investments and deferred charges (Note 6)	20,499	20,185
Property, plant and equipment	431,702	398,232
Assets held for sale (Note 3)	24,818	23,567
	590,242	589,851
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	59,877	61,238
Current portion of long-term liabilities (Note 8)	28,557	36,763
Fair value of hedge derivatives (Note 17)	4,629	-
	93,063	98,001
Long-term debt (Note 9)	53,238	44,442
Deferred gains (Note 11)	-	204
Liability for asset retirement obligations and others (Note 12)	27,386	25,959
Accrued benefit liabilities	4,919	5,075
Fair value on hedge derivatives (Note 17)	8,901	14,273
Future income and mining tax liabilities	20,518	21,117
Non-controlling interest	6,449	5,788
	214,474	214,859

SHAREHOLDERS' EQUITY
Common shares and options (Note 14)	545,687	545,498
Equity component of convertible debenture	262	262
Contributed surplus	17,810	17,039
Deficit	(201,929)	(204,477)
Cumulative translation adjustment	13,938	16,670
	375,768	374,992
	590,242	589,851

Commitments and contingencies (Notes 18 and 19)

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES AND COMMENTS ON THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(All amounts are in United States dollars except where otherwise indicated; amounts in tables are in thousands of US dollars.)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). They are consistent with the policies and practices used in the preparation of the Company's audited annual consolidated financial statements and reflect the impact of recently adopted changes in accounting policies mentioned in Note 2. These interim unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, asset retirement obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Reclassification

Certain comparative figures have been reclassified to conform to the presentation adopted in 2005.

2. CHANGES IN ACCOUNTING POLICIES

Stock-based compensation costs

On January 1, 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not use the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Asset retirement obligations

On January 1, 2004, the Company adopted the recommendations of CICA Section 3110, "Accounting for Asset Retirement Obligations" which establish standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. This section generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost of restoring a mine site upon termination of the operation with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset using the depreciation method established for the related asset and recognizes an accretion expense in relation with the discounted liability over the remaining life of the mining property. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. This differs from the prior practice which involved accruing for the estimated reclamation and restoration obligations through annual charges using the estimated economic life of the related deposits.

Consolidation of variable interest entities

In September 2003, the AcSB amended Accounting Guideline No. 15, Consolidation of Variable Interest Entities in order to harmonize the guideline with the corresponding US guidance, the revised version of FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46R), which was issued in December 2003. This guideline applies to annual and interim periods beginning on or after November 1, 2004. This pronouncement did not have any impact on the Company's results of operations and financial condition.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

3. CARLOTA PROJECT TO BE SOLD

On April 19, 2005, Cambior announced that its Board of Directors has approved the disposal of the Carlota Project. Since then, management is seeking proposals from interested parties for the sale of the Carlota project. The proceeds from the sale of this non-core asset will be redeployed to fund the development of Cambior's gold projects and to earn participation in new gold properties.

The carrying value of the Carlota project totalling $24,818,000 as at June 30, 2005, previously grouped within property, plant and equipment, is now classified as assets held for sale on the consolidated balance sheet. Since all expenditures related to the Carlota project are capitalized in the first half of 2005 and in 2004, no result of operations is reported in discontinued operations in the consolidated statement of operations. Cash and cash equivalents used by discontinued operations are as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Investing activities	(855)	(500)	(1,250)	(1,105)

4. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

a) Changes in non-cash working capital items

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Receivables	(1,348)	(1,728)	(4,309)	(3,898)
Production inventories	(1,136)	738	428	422
Supplies inventory and prepaid expenses	(361)	(6,876)	(6,042)	(9,409)
Accounts payable and accrued liabilities	(597)	3,182	847	9,728
	(3,442)	(4,684)	(9,076)	(3,157)

Some changes in non-cash working capital items for the major projects in construction, are included in investing activities. These are considered as investing activities because they relate to the construction, or the constitution of working capital prior to commercial production. When commercial production begins, changes in non-cash working capital items are presented under operating activities. Other changes in non-cash working capital items are related to acquisition of assets and included in investing activities.

b) Cash flows relating to interest and income and mining taxes

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Interest paid	616	539	1,314	1,109
Income and mining taxes paid	60	29	128	135

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

5. CASH AND SHORT-TERM INVESTMENTS

	June 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Cash	5,400	7,438
Short-term investments with maturities of less than three months, bearing interest
varying from 2.45% to 2.95% (2.10% to 2.45% in 2004)(a)	16,812	13,582
Cash and cash equivalents	22,212	21,020
Short-term investments with maturities of more than three months but less than six
months bearing interest at rates varying from 2.02% to 2.48% in 2004(b)	-	33,846
Cash and short-term investments	22,212	54,866

(a) Some of these short-term investments are denominated in Canadian dollars totalling $612,000 (C$750,000) ($1,082,000 (C$1,300,000) in 2004).

(b) Some of these short-term investments are denominated in Canadian dollars totalling $9,033,000 (C$10,857,000) in 2004.

6. INVESTMENTS AND DEFERRED CHARGES

	June 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Shares of publicly traded companies, at cost(a)(b)	15,886	15,820
Debt services account (Note 9 c)	466	-
Trust account - Québec Government	506	-
Residual proceeds receivable of $2,000,000 from the sale of the El Pachon project,
discounted at 6.125%	1,971	1,912
Promissory note receivable from a supplier and others	2,087	2,454
	20,916	20,186
Deferred charges	1,554	1,911
	22,470	22,097
Current portion included in receivables	1,971	1,912
	20,499	20,185

(a) The fair value of the shares of publicly-traded companies, based on the last quoted market price, was $13,678,000 as at June 30, 2005 ($18,922,000 as at December 31, 2004). The loss in value of some of the investments is considered as a temporary decline and was not accounted for.

(b) Some of these shares are denominated in Canadian dollars totalling $15,839,000 (C$20,690,000) ($15,772,000 (C$20,608,000) in 2004).

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

7. ACQUISITION OF ASSETS AND BUSINESSES

Consolidation of the ownership of the Sleeping Giant mine

Effective April 30, 2005, the Company purchased the remaining 50% interest in the Sleeping Giant mine for a cash consideration of $4,136,000 (C$5,205,000). The transaction was accounted as an acquisition of assets. Activities of the remaining 50% interest have been accounted for in Cambior's results since May 1st, 2005.

The value of the net assets acquired has been established as follows:

(in thousands of dollars)	$
Current assets	606
Investment	815
Property, plant and equipment (1)	6,041
Total assets acquired	7,462
Current liabilities	1,643
Liability for asset retirement obligations and others	1,643
Assumption of long-term debt	40
Total liabilities assumed	3,326
Net assets acquired	4,136
Consideration
Net disbursement	4,136

Investing activities in the cash flows statement only include the cash impact of this transaction.

(1) Property, plant and equipment consist of mining properties, land, buildings and equipment relating to mines.

Acquisition of Sequoia Minerals Inc.

On July 2, 2004, Cambior acquired Sequoia Minerals Inc. ("Sequoia") through a merger transaction, thereby consolidating the ownership of the Niobec mine. Sequoia held a 50% interest in the Niobec mine and was the mine operator. The transaction with Sequoia was accounted as a business combination using the purchase method of accounting. As mentioned in the 2004 financial statements, the allocation of the purchase price was subject to future adjustments. Such adjustments were recorded in the first half of 2005.

8. CURRENT PORTION OF LONG-TERM LIABILITIES

	June 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Current portion of:
Long-term debt (Note 9)	18,183	20,787
Deferred revenue (Note 10)	6,111	12,222
Deferred gains (Note 11)	363	-
Liability for asset retirement obligations (Note 12)	3,900	3,754
	28,557	36,763

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

9. LONG-TERM DEBT

	Total	Scheduled payment						Total
	June 30,	2005	2006	2007	2008	2009	2010	Dec. 31,
(in thousands of dollars)	2005	(6 months)					+	2004
	$	$	$	$	$	$	$	$
2003 Credit facility(a)	41,000	9,000	14,000	14,000	4,000	-	-	50,000
Credit facility - OBMI(b)	9,418	-	-	626	914	1,014	6,864	-
Credit facility - OSI(c)	6,898	-	419	613	679	754	4,433	-
Balance of purchase price - Camp
Caiman	7,917	-	4,017	3,900	-	-	-	7,800
Balance of purchase price - Rosebel	-	-	-	-	-	-	-	1,000
Debt - Rosebel - Grassalco	2,237	756	805	676	-	-	-	2,276
Accounts payable on hedging - Long-
term portion	-	-	-	-	-	-	-	213
Obligation under capital leases	405	98	195	101	11	-	-	887
Accrued expenses - restructuring
Doyon	734	-	117	250	114	96	157	-
Non-participating shares(d)	1,640	240	480	480	440	-	-	1,880
Convertible debenture	1,172	-	1,172	-	-	-	-	1,173
Total	71,421	10,094	21,205	20,646	6,158	1,864	11,454	65,229
Current portion	18,183							20,787
Long-term portion	53,238							44,442

(a) 2003 Credit Facility

As at June 30, 2005, the effective interest rate was 4.77% (4.81% as at December 31, 2004). The $10,000,000 revolving credit facility maturing on September 30, 2008, which is a component of the 2003 Credit facility, is unutilized except for $5,5 million in letters of credit issued to guarantee certain corporate obligations.

(b) Credit facility - OBMI

In December 2004, a new company, Omai Bauxite Mining Inc. (OBMI), owned 70% by Cambior and 30% by the Government of Guyana acquired bauxite mining operations in Guyana pursuant to a privatization. OBMI entered into a $10,000,000 credit facility with a Caribbean financial institution on a non-recourse basis, but subject to a $5,000,000 construction cost-overrun guaranty from Cambior. This facility has a 10-year term and an interest rate of 10.5% per year and is used to refurbish the bauxite processing plant and infrastructure. An amount of $9,418,000 was borrowed during the first half of 2005. Interest only is to be paid monthly during the first two years. Thereafter, the facility is to be reimbursed by 32 equal consecutive quarterly payments. This credit facility is secured by a first debenture over the fixed and floating assets of OBMI, together with a collateral mortgage over the properties and the buildings constructed thereon. It is also secured by an assignment of the proceeds of the sales agreements.

(c) Credit facility - OSI

In March 2005, a new wholly-owned subsidiary of Cambior, Omai Services Inc. (OSI), was granted a licence to generate and sell electricity. OSI received a financing commitment from a Caribbean financial institution for $8,000,000 over 10 years at a rate of 10.5% per year on a non-recourse basis to install a power plant, near OBMI facilities. An amount of $6,898,000 was borrowed during the first half of 2005. The facility is to be reimbursed by 36 equal consecutive quarterly payments commencing June 30, 2006, until March 31, 2015. OSI has granted a fixed and floating charge over its assets to the lender to secure the repayment of the principal sum. OSI must also maintain a debt service account in the amount of one quarter's principal and interest payment.

(d) Non-participating shares

The Rosebel mine started commercial production on February 11, 2004. In accordance with the Mineral Agreement between the Company and the Republic of Suriname, the Company issued to the Government of Suriname, following the date of the commercial production as defined, 5% of the participating capital stock of Rosebel Gold Mines N.V., and 2,000,000 non-participating shares redeemable for $2,000,000. A redemption of non-participating shares totalling $480,000 was done during the first half of 2005.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

9. LONG-TERM DEBT (continued)

Interest

Interest on long-term debt was as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Interest on long-term debt
-Expensed	632	485	1,206	780
-Capitalized	186	158	256	392
	818	643	1,462	1,172

10. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue. Under the prepaid gold forward sales agreement, the Company must comply with the same covenants and financial ratios than under the terms of the 2003 Credit facility.

At June 30, 2005, gold deliveries remaining under the prepaid gold forward sales agreement represented 25,960 ounces totalling $6,111,000 and the estimated fair value was $10,673,000 ($21,617,000 at December 31, 2004).

11. DEFERRED GAINS (LOSSES)

Deferred gains (losses) on gold are related to hedging transactions as described in the Company's accounting policies of the annual consolidated financial statements. This account also includes non-hedge derivative losses relating to call options and variable volume forwards (VVF) converted into hedging forward instruments.

	June 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Deferred gains (losses) - gold	(85)	(5,134)
Fair value at the date of conversion of non-hedge derivative
instruments converted into hedge derivative instruments	448	692
	363	(4,442)
Current portion	363	(4,646)
Long-term portion	-	204

12. LIABILITY FOR ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the liability for asset retirement obligations:

	Second Quarter	First Half
	ended June 30,	ended June 30,
	2005	2005
(in thousands of dollars)	$	$
Balance, beginning of period	29,621	29,434
Changes in estimated cash flows	13	11
New obligation relating to the acquisition of assets and businesses	1,340	1,340
Accretion expense	487	967
Disbursements	(550)	(703)
Foreign exchange variation	(269)	(407)
Balance, end of period	30,642	30,642

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

13. EMPLOYEE FUTURE BENEFIT PLANS

The total defined benefit costs include the following elements:

	Pension benefit		Post-retirement		Pension benefit		Post-retirement
	plans		benefit plans		plans		benefit plans
	Second Quarter ended				First Half ended
	June 30,				June 30,
	2005	2004	2005	2004	2005	2004	2005	2004
	$	$	$	$	$	$	$	$
(in thousands of dollars)
Current service cost	184	128	25	85	370	260	51	172
Interest expense	123	141	43	20	313	286	86	41
Actual return on plan assets	(82)	(132)	-	-	(228)	(269)	-	-
Actuarial losses	-	163	-	43	-	332	-	87
Element of employee future benefit costs before
adjustments to recognize the long-term nature
of employee future benefit costs	225	300	68	148	455	609	137	300
Adjustments to recognize the long-term nature of
employee future benefit costs:
Difference between expected return and actual
return on plan assets for the year	-	30	-	-	-	61	-	-
Difference between actuarial loss /gain recognized
for the period and actuarial loss/gain on
accrued benefit obligation for the period	17	(150)	9	(38)	35	(305)	18	(77)
Amortization of the transitional obligation	(31)	(29)	-	-	(63)	(58)	-	-
Defined benefit costs recognized	211	151	77	110	427	307	155	223

The Company's actual contribution relative to the defined pension benefit plans for the six-month period ended June 30, 2005 and the contributions expected to be paid until the end of the current fiscal year are slightly higher than amounts previously disclosed in the annual report as of December 31, 2004, that was of $716,000 annually mainly due to additional contributions required under retirement compensation agreements and to a new retired employee.

Senior management of the Company specifically designated by the Board of Directors participate in a supplementary executive retirement plan ("SERP"). Annual contributions are assessed by the Board of Directors based on the Company's financial position and other factors. During the second quarter of 2005, letters of credit amounting to US$5,000,000 (C$6,082,000) were issued to guarantee the SERP obligations under retirement compensation agreements.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

14. COMMON SHARES, WARRANTS AND OPTIONS

	Second Quarter		First Half
	ended June 30, 2005		ended June 30, 2005
	Number of		Number of
	securities	Amount	securities	Amount
(in thousands of dollars)	(000)		$(000)	$
Common shares issued and fully paid:
Balance, beginning of period	274,240	544,629	274,188	544,545
Stock-based compensation value of options exercised in 2005		36		65
Issued: Exercise of options	78	73	130	128
	78	109	130	193
Balance, end of period	274,318	544,738	274,318	544,738
Common share purchase options granted following
the Ariane merger and Sequoia acquisition:
Balance, beginning of period	873	953	873	953
Exercised	(3)	(4)	(3)	(4)
Balance, end of period	870	949	870	949
Total common shares and options		545,687		545,687

At August 3, 2005, there were 274,328,000 common shares outstanding.

Issuance of securities

During the second quarter of 2005, 78,000 common shares were issued pursuant to the exercise of stock-options issued under the Company's stock option plan for directors and key employees, for total proceeds of $69,000 (130,000 common shares for proceeds of $124,000 during the first half of 2005).

Flow-through common shares

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures in accordance with the applicable tax legislation. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at June 30, 2005, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $1,486,000.

Warrants

As of June 30, 2005, the outstanding number of warrants exercisable into common shares was as follows:

			Number	Number
		Exercise price	issued	exercisable
Date of issue	Expiry date	($ per share)	(000)	(000)
August 12, 2003	August 12, 2008	C$3.75	20,000	20,000
October 14, 2004	October 16, 2006	C$4.35	14,667	14,667
				34,667

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

14. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Earnings per share

The following numbers of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

Number of instruments	June 30,	June 30,
(in thousands)	2005	2004
Options	2,311	1,352
Warrants	34,667	20,000
Convertible debenture	340	-
	37,318	21,352

Reconciliation of the diluted weighted average number of common shares outstanding for the following periods is as follows:

	Second Quarter		First Half
Number of instruments	ended June 30,		ended June 30,
(in thousands)	2005	2004	2005	2004
Basic weighted average number of common
shares outstanding	274,275	241,775	274,243	241,367
Effect of dilutive stock options	1,231	2,934	1,642	2,857
Effect of dilutive warrants	-	127	-	127
Diluted weighted average number of common
shares outstanding	275,506	244,836	275,885	244,351

15. COMMON SHARE PURCHASE OPTIONS AND STOCK-BASED COMPENSATION

At their annual general and special meeting held on May 12, 2005, the shareholders approved an increase of common shares issuable under the stock option plan of the Company to an aggregate number equal at all times to 5% of the Company's outstanding common shares. During the second quarter of 2005, the maximum number of common shares issuable under the stock option plan therefore increased from 9,000,000 common shares to a new maximum of 14,700,000 common shares.

The Board of Directors has approved, on May 12, 2005, the granting of 1,640,000 options at an exercise price of C$2.30 each in accordance with the terms of the Company's stock-option plan for directors and key employees. The Company measures compensation costs related to awards of stock options using the fair value of options granted calculated with the Black-Scholes option-pricing model, taking into account an expected life of five years, a semi-annual risk-free interest rate of 3.50% (3.95% in 2004), a volatility of 65% (75% in 2004) and a nil dividend in 2005 and 2004. A stock-based compensation cost is recognized over the vesting period. The weighted average fair value of options granted in 2005 was $1.00 ($1.44 in 2004). The fair value of options exercised during the second quarter of 2005 totalling $36,000 ($65,000 during the first half of 2005) was transferred from contributed surplus to common shares.

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Stock-based compensation costs	475	399	836	621

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

16. INCOME AND MINING TAXES

Other than in Suriname and in Guyana, the Company does not anticipate having to pay income tax in the foreseeable future, except for the tax on large corporations and capital taxes in Canada. In addition, as a result of higher asset values for tax purposes than accounting values and accumulated losses in Canada and the United States, the Company has significant future tax assets available. The Company records a valuation allowance against any portion of its remaining future income tax assets that it believes will, more likely than not, fail to be realized.

The provision for income and mining taxes is made up of the following components:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Current:
Federal and provincial income and mining taxes
in Canada	(1,375)	28	(1,306)	109
Future:
Income tax recovery resulting from recognition
of Rosebel tax assets	-	-	-	(4,008)
Federal and provincial income tax	-	(900)	-	(900)
Foreign income tax	3,694	2,999	7,980	2,999
	3,694	2,099	7,980	(1,909)
	2,319	2,127	6,674	(1,800)

17. REVENUE PROTECTION PROGRAM

a) Gold sales, deliveries and purchase commitments

The Company's gold sales, deliveries and purchase commitments, as at June 30, 2005, were as follows(1):

		2005	2006	2007	Total
		(6 months)
Forwards
Quantity	(000 oz)	-	119	56	175
Average price	($/oz)	-	325	350	333
Prepaid gold forwards (Note 10)
Quantity	(000 oz)	26	-	-	26
Average price	($/oz)	235	-	-	235
Total delivery obligations
Quantity	(000 oz)	26	119	56	201
Average price	($/oz)	235	325	350	321
Gold purchase
Quantity	(000 oz)	(32)	-	-	(32)
Average price	($/oz)	397	-	-	397
Net delivery obligations	(000 oz)	(6)	119	56	169
(1) The designation dates for accounting purposes differ from commitment dates.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

17. REVENUE PROTECTION PROGRAM (continued)

a) Gold sales, deliveries and purchase commitments (continued)

The estimated fair value of Cambior's gold forward sales, deliveries and purchase commitments, excluding the prepaid gold forward sales, calculated using forward rates considering market prices, interest rate, gold lease rate and volatilities, is as follows:

	June 30,	December 31,
	2005	2004
(in thousands of dollars)	$	$
Hedge derivatives - Forwards	(21,400)	(23,006)
Non-hedge derivatives	1,376	1,549
Estimated mark-to market value	(20,024)	(21,457)
Recognized on the balance sheet:
Forwards - Doyon future gold production included in the impairment loss in
December 2004(1)	(13,530)	(14,273)
Non-hedge derivatives	1,376	1,549
	(12,154)	(12,724)

Off-balance sheet - Fair value of forwards	(7,870)	(8,733)

(1) In conjunction with the impairment loss of the Doyon mine, on December 31, 2004, a loss was accounted for hedging forward contracts attributable to the Doyon mine and a corresponding amount was reflected on the balance sheet under the "fair value of hedge derivatives" caption totalling $14,273,000. As at June 30, 2005, an amount of $13,530,000 remained as a liability on the balance sheet for such outstanding derivatives.

As the prepaid gold forward sales agreement is not a financial instrument included in the scope of SFAS-133, the fair value of this instrument is disclosed in Note 10 - Deferred revenue.

The non-hedge derivative gain (loss) is summarized as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Variation of the fair value of the non-
hedge derivative instrument during
the period	249	82	(173)	4,419
Loss arising from the exercise of call
options sold and gold purchase
commitments	-	(2,039)	-	(3,805)
Non-hedge derivative gain (loss)	249	(1,957)	(173)	614

b) Foreign exchange contracts

As at June 30, 2005, the Company had commitments, through foreign exchange forward contracts, to deliver US$40,500,000 and obtain in exchange Canadian dollars at an average rate of C$1,2558 in 2005. As at June 30, 2005, the fair value of these foreign exchange contracts was $1,066,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments. The Company is exposed to currency risks as a result of expenses incurred in its Canadian operations.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

18. COMMITMENTS

Sequoia Minerals

As part of the acquisition of Sequoia in July 2004, Cambior assumed a commitment to extend a credit facility of an amount not to exceed C$600,000 per annum over a 36-month period beginning on December 30, 2003. Any advances resulting from this commitment bear interest at the prime rate plus 3% per annum, are reimbursable by consecutive quarterly payments starting on December 30, 2006 until December 30, 2008, and are secured by a moveable hypothec on the universality of the borrower's assets in the amount of C$2,160,000. An amount of $357,000 (C$437,000) was advanced in 2004.

19. CONTINGENCIES

Claims

Omai

On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US$2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML is contesting it vigorously.

Others

The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or threat of procedures related to any future assessment or any amount it might be required to pay will entail a material adverse effect on the Company's financial condition.

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

20. SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; the Doyon Division, which includes both the Doyon and Mouska mines, located in Québec, Canada; Sleeping Giant (100% owned since April 30, 2005; before that date, it was a 50% ownership through a joint venture), located in Québec, Canada; and Rosebel, located in Suriname (since February 2004). The Company is the sole owner of the Niobec mine, a niobium operation located in Québec, Canada. Prior to July 2, 2004, Cambior owned 50% of the Niobec mine through a joint venture. The bauxite operation, located in Guyana, was acquired on December 8, 2004. A property in French Guiana is an advanced exploration project.

					Niobec,		Corporate
				Sleeping	Bauxite,	French	and
	Rosebel	Omai	Doyon	Giant	and others	Guiana	projects	Total
(in thousands of dollars)	$	$	$	$	$	$	$	$
Second Quarter ended June 30, 2005
Revenues - Mining operations	38,325	9,920	16,871	3,907	20,103	-	60	89,186
Financial expenses	2,529	122	63	(35)	346	-	(2,020)	1,005
Depreciation, depletion and amortization	4,956	1,170	3,323	959	1,546	-	56	12,010
Earnings (Loss)	10,877	(4,815)	(794)	(1,091)	54	(57)	(553)	3,621
Capital expenditures and investments	10,858	278	2,516	3,961	13,771	1,920	2,123(1)	35,427
Second Quarter ended June 30, 2004
Revenues - Mining operations	30,716	21,941	14,326	3,063	8,111	-	-	78,157
Financial expenses	2,628	82	(85)	28	-	(16)	(1,792)	845
Depreciation, depletion and amortization	5,698	2,493	3,813	539	249	-	58	12,850
Earnings (Loss)	8,146	2,419	(3,744)	90	1,662	(254)	(1,904)	6,415
Capital expenditures and investments	8,453	1,130	5,414	687	335	1,557	1,579(1)	19,155
First Half ended June 30, 2005
Revenues - Mining operations	77,093	22,114	32,942	7,098	40,151	-	122	179,520
Financial expenses	5,056	147	67	(37)	433	-	(3,704)	1,962
Depreciation, depletion and amortization	10,144	2,375	6,202	1,758	3,038	-	119	23,636
Earnings (Loss)	22,627	(8,112)	(1,955)	(1,392)	1,538	(133)	(2,364)	10,209
Capital expenditures and investments	18,769	(722)	4,637	5,269	24,104	4,244	4,083(2)	60,384
Property, plant and equipment	149,051	12,111	63,252	16,194	122,762	62,618	5,714	431,702
Assets	180,658	24,941	72,802	18,784	159,623	62,926	70,508(3)	590,242
First Half ended June 30, 2004
Revenues - Mining operations	36,291	48,613	31,618	6,076	15,202	-	-	137,800
Financial expenses	3,992	219	(85)	26	-	1	(2,717)	1,436
Depreciation, depletion and amortization	6,632	5,307	7,586	1,108	490	-	115	21,238
Earnings (Loss)	8,681	8,281	(6,663)	(71)	2,661	(355)	(4,851)	7,683
Capital expenditures and investments	27,746	1,781	9,862	1,514	491	3,627	10,103(2)	55,124
Property, plant and equipment	137,762	23,542	101,410	8,739	17,101	54,060	4,676	347,290
Assets	157,751	63,161	108,188	9,833	29,016	54,537	92,353(3)	514,839
(1) Includes capital expenditures of $855,000 ($500,000 in the second quarter of 2004) related to discontinued operations (Note 3).
(2) Includes capital expenditures of $1,250,000 ($1,105,000 during the first half of 2004) related to discontinued operations (Note 3).
(3) Includes assets held for sale totalling $24,818,000 at June 30, 2005 ($18,784,000 at June 30, 2004) related to discontinued operations (Note 3).

NOTES AND COMMENTS TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS - continued

20. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings to net earnings is as follows:

	Second Quarter		First Half
	ended June 30,		ended June 30,
	2005	2004	2005	2004
(in thousands of dollars)	$	$	$	$
Operating Division Earnings	4,174	8,319	12,573	12,534
Corporate and projects loss	(553)	(1,904)	(2,364)	(4,851)
	3,621	6,415	10,209	7,683
Investment and other income	170	172	780	457
Stock-based compensation costs	(475)	(399)	(836)	(621)
Loss on foreign exchange	(8)	(376)	(31)	(920)
Non-hedge derivative gain (loss)	249	(1,957)	(173)	614
Income and mining taxes	(2,319)	(2,127)	(6,674)	1,800
Non-controlling interest	(241)	-	(661)	-
Net earnings	997	1,728	2,614	9,013

21. ADDITIONAL INFORMATION

Foreign exchange rates were as follows:

C$/US$		2005	2004
June 30	(Closing)	1.2254	1.3338
March 31	(Closing)	1.2096	1.3113
December 31	(Closing)	-	1.2020
First Quarter	(Average)	1.2267	1.3179
Second Quarter	(Average)	1.2439	1.3592
First Half	(Average)	1.2354	1.3384